Aurizon Mines Ltd.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

Management’s discussion and analysis is intended to help the reader understand the significant factors that have affected Aurizon Mines Ltd.’s performance and such factors that may affect its future performance.  This discussion also provides an indication of future developments along with issues and risks that can be expected to impact future operations (see “Forward Looking Statements”).  This report has been prepared on the basis of available information up to March 9, 2009 and should be read in conjunction with the financial statements and the related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  Differences between Canadian and United States generally accepted accounting principles (“US GAAP”) that would have affected the Company’s reported financial results are set out in Note 19.  All dollar amounts referred to in this discussion and analysis are expressed in Canadian dollars except where indicated otherwise.

OVERVIEW AND STRATEGY

Aurizon is a Canadian based gold producer with operations and development activities in the Abitibi region of north-western Quebec.  Aurizon owns and operates 100% of the Casa Berardi gold mine, the Joanna gold project which is at the pre-feasibility stage, and one early stage exploration project, Kipawa.

Gold production from Casa Berardi re-commenced in November 2006, ten years following the previous operating period from 1988 to 1996.  In 2008, gold production from Casa Berardi totalled 158,830 ounces compared to 159,469 ounces in 2007.  It is estimated that Casa Berardi will produce approximately 150,000 – 155,000 ounces of gold in 2009 at an estimated total cash cost of US$390 per ounce, assuming a Cad/US dollar exchange rate of 1.20.  The following line chart shows Aurizon’s gold production profile from Casa Berardi since 2006.

Aurizon’s mission is to become an intermediate sized gold mining company operating multiple mines in politically stable jurisdictions.  In order to achieve this, Aurizon’s growth strategy is to extend the mine life of its existing gold production base at Casa Berardi and to increase gold production by means of developing its existing projects in Quebec and by acquisition of, or merger with, companies having either production or advanced development stage gold projects.  In order to execute this strategy, Aurizon has built a team of mining professionals with experience and technical knowledge in exploration, development, construction, mine operations, environmental compliance and financial disciplines to allow the Company to advance a project from discovery through to feasibility, construction and development, and operations.

Aurizon Mines Ltd.

REVIEW OF 2008

HIGHLIGHTS AND SIGNIFICANT EVENTS

Record Revenues and Operating Cash Flow

•

Cash flow from operating activities increased 35% to $60.3 million compared to 2007.

•

Revenues increased 21% to $144 million compared to 2007.

•

Net earnings of $4.9 million, or $0.03 per share, and adjusted net earnings of $9.4 million, or $0.06 per share.

•

Operating profit margin per ounce increased 23% to US$448.

Gold Production Maintained

•

Gold production of 158,830 ounces compared to 159,469 ounces in 2007.

•

Ore throughput increased 20% to 654,397 tonnes compared to 2007.

•

Total cash costs of US$399 per ounce.

Renewal of Gold Reserves and Upgrade of Gold Resources at Casa Berardi

•

Renewal of mineral reserves and five year mine life maintained.

•

Proven and probable mineral reserves of 956,000 gold ounces.

•

Measured and indicated resources of 936,000 gold ounces, a 41% increase.

•

Inferred mineral resources of 920,000 ounces.

Significant Reduction of Project Debt and Operating Benchmarks Achieved

•

Project debt reduced by $39.8 million in 2008.

•

Achieved operating performance benchmarks required by project debt lenders.

 Joanna Project Advanced from Exploration to Pre-feasibility

•

In-fill drilling of Hosco deposit completed, resulting in a significant upgrade in mineral resources.

•

Measured and indicated mineral resources of 1,530,000 gold ounces.

•

Inferred mineral resources of 1,073,000 gold ounces.

•

Pre-feasibility study initiated and completion anticipated in third quarter 2009.

Aurizon Mines Ltd.

FINANCIAL REVIEW

Key Financial Data (in $ thousands)	2008	2007 (Note 1)	2006 (Note 1)
Revenues	$144,452	$119,160	$5,011
Net Earnings (loss) for the year	$4,921	$9,351	($14,365)
Earnings (loss) - per share (Basic and Diluted)	0.03	0.06	(0.10)
Cash flow from operating activities	$60,265	$44,722	($11,031)
Cash and restricted cash	$55,562	$56,590	$28,822
Working capital	$23,873	$32,020	$29,770
Long-term debt	$9,430	$44,924	$68,840
Shareholders’ equity	$144,941	$133,363	$125,323

Note 1: The comparative results have been re-stated to reflect the adoption of CICA Handbook Section 3064, “Goodwill and Intangible Assets”.   The adoption of this new standard result in a change in the treatment of preproduction and start-up costs and requires that these costs and related revenues be reflected in earnings. The Company was in preproduction at its Casa Berardi mine in the fourth quarter of 2006 and accordingly, 2006 and 2007 results have been retrospectively restated.

Net earnings in 2008 totalled $4.9 million, or $0.03 per share, compared to net earnings of $9.4 million, or $0.06 per share in 2007.  Factors impacting operating results in 2008 compared to 2007 were $6.2 million of additional exploration expenses charged to operations as a result of the in-fill drilling exploration activity at the Joanna project and non-cash future income and resource taxes of $5.3 million compared to a non-cash future income tax recovery of $1.3 million in 2007.

Operating results in 2008 were also impacted by non-cash derivative losses of $8.5 million, a $3.2 million recovery of corporate takeover costs and foreign exchange gains of $0.9 million, all on an after tax basis.  After adjusting for these items, adjusted net earnings were $9.4 million, or $0.06 per share, compared to adjusted net earnings of $14.2 million, or $0.10 per share in 2007.

In 2007, operating results were impacted by non-cash derivative losses of $4.7 million and foreign exchange losses of $0.1 million, on an after tax basis.

Cash flow from operating activities in 2008 rose 35% to $60.3 million from $44.7 million as higher realized gold prices resulted in a 23% increase in operating profit margins.  The operating profit margin in 2008 was US$448 per ounce compared to US$365 per ounce in 2007.  Gold production in 2008 totalled 158,830 ounces, almost matching the prior year’s production of 159,469 ounces.

The net loss in 2006 included a number of non-cash items, including an $8.7 million mark-to-market charge for non-hedge derivative instruments, a $1.7 million charge for stock option grants, and a $4.5 million future income tax recovery.  The 2006 loss also included non-recurring expenses totalling $5.3 million related to an unsolicited takeover bid.

Aurizon Mines Ltd.

Calculation of Adjusted Net Earnings

Adjusted net earnings are calculated by removing the gains and losses, net of income tax, resulting from the mark-to-market revaluation of the Company’s gold and foreign currency price protection contracts, the recovery of corporate takeover costs, as well as currency exchange fluctuations, as detailed on the table below.  Adjusted net earnings do not constitute a measure recognized by generally accepted accounting principles (GAAP) in Canada or the United States, and do not have a standardized meaning defined by GAAP.  The Company discloses this measure, which is based on its financial statements, because it will assist in the understanding of the Company’s operating results and financial position.

	2008	2007	2006
(in thousands of Canadian dollars, except per share amounts)
Net earnings (loss) as reported	$4,921	$9,351	($14,365)
Add (deduct) the after-tax effect of:
Unrealized loss on derivative instruments	8,522	4,703	6,811
Foreign exchange loss (gain)	(852)	96	35
Takeover (recovery of) defense costs	(3,220)	-	4,086
Adjusted net earnings	$9,371	$14,150	($3,433)
Adjusted net earnings per share	0.06	0.10	(0.02)

Revenue

REVENUE	Q1	Q2	Q3	Q4	2008	2007
Gold sales – ozs	39,611	41,217	40,228	38,348	159,404	160,600
Per ounce data, except exchange rate
Realized gold price – US$	$877	$869	$845	$793	$847	$696
Cad$/US$ exchange rate	1.01	1.01	1.04	1.23	1.07	1.06
Realized gold price – Cad$	$883	$877	$880	$976	$903	$740
(Revenues in $ thousands)
Gold Sales	$34,987	$36,141	$35,413	$37,425	$143,966	$118,768
Silver Sales	$147	$158	$89	$92	$486	$392
Total Revenues	$35,134	$36,299	$35,502	$37,517	$144,452	$119,160

Aurizon Mines Ltd.

In 2008, Casa Berardi gold production totalled 158,830 ounces and gold sales during the year totalled 159,404 ounces, similar to 2007.  The average realized gold price in 2008 was US$847 per ounce and at an average Cad/US exchange rate of 1.07, gold sales totalled $144 million, 21% higher than 2007.  During 2008, 53,217 ounces were delivered against gold call options at an average price of US$835 per ounce, 5% lower than the average London fixing of US$876 per ounce.  Whilst the Canadian dollar fluctuated considerably during 2008 against the US dollar, the average Cad/US dollar exchange rate for the year of 1.07 was similar to the 1.06 rate in 2007.  Silver sales in 2008 totalled $0.5 million.

In 2007, Casa Berardi gold production totalled 159,469 ounces and gold sales during the year totalled 160,600 ounces.  The average realized gold price in 2007 was US$696 per ounce and at an average Cad/US exchange rate of 1.06, gold sales proceeds totalled $118.8 million.

Operations

Summary of Key Operational Statistics - Casa Berardi
	Q1	Q2	Q3	Q4	2008	2007	2006
Operating results
Tonnes milled	163,694	160,054	161,358	169,291	654,397	545,258	68,481
Grade – grams/tonne	8.63	7.73	8.58	7.70	8.16	9.78	8.58
Mill recoveries - %	92.6%	92.7%	93.3%	91.5%	92.5%	93.0%	93.9%
Gold Production – ozs	42,074	36,871	41,522	38,363	158,830	159,469	17,731
Gold sold – ozs	39,611	41,217	40,228	38,348	159,404	160,600	6,882
Per ounce data – US$
Average realized gold price	$877	$869	$845	$793	$847	$696	$625
Total cash costs [1]	$422	$436	$405	$356	$399	$331	$308
Amortization [2]	$191	$210	$211	$226	$209	$172	$180
Total production costs [3]	$613	$646	$616	$582	$608	$503	$488

Table footnotes:

1

Operating costs net of by-product credits, divided by ounces sold, and divided by average Bank of Canada Cad$/US$ rate.

2

Depreciation, amortization and accretion expenses.

3

Total cash costs plus depreciation, amortization and accretion expenses.

In 2008, gold production totalled 158,830 ounces from the processing of 654,397 tonnes at an average grade of 8.2 grams of gold per tonne.  Mill recoveries for the year averaged 92.5%.  A 20% increase in ore throughput combined with 17% lower ore grades resulted in a slight decrease in gold production from 2007.

Total cash costs in 2008 were US$399 per ounce, higher than the US$331 per ounce costs in 2007, primarily the result of mining of lower ore grades.  Higher ore throughput in 2008 allowed unit operating costs to drop to $105 per tonne from $107 per tonne in 2007, partially mitigating the higher unit costs on a per ounce basis.

The operating profit margin in 2008 increased 23% to US$448 per ounce compared to US$365 per ounce in 2007, due primarily to higher realized gold prices.

Aurizon Mines Ltd.

Higher than average mine reserve ore grades and a weaker Canadian dollar in the first three quarters of 2007 together with lower ore grades in the fourth quarter and a stronger Canadian dollar, resulted in total cash costs of US$331 per ounce in 2007.

In 2007, gold production totalled 159,469 ounces from the processing of 545,258 tonnes at an average grade of 9.8 grams of gold per tonne.  Mill recoveries for the year averaged 93.0%, compared to the 91% recoveries anticipated in the feasibility study.  Ore production scaled up during the first half of 2007 from 1,130 tonnes per day to over 1,650 tonnes per day as additional stopes were developed.

In 2009 ore grades are expected to be slightly lower than the grades achieved in 2008, however assuming a weaker Canadian/US dollar exchange rate of 1.20 compared to 2008, total cash costs per ounce in 2009 are anticipated to decrease to US$390 per ounce.  On-site mining, milling and administrative costs are expected to average $108 per tonne, in line with 2008 experience.

NON-GAAP MEASURE – TOTAL CASH COST PER GOLD OUNCE CALCULATION

Aurizon has included a non-GAAP performance measure, total cash cost per gold ounce, in this report.  Aurizon reports total cash costs on a sales basis.  In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure.  The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.  Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  The following table provides a reconciliation of total cash costs per ounce to the financial statements:

Total Cash Costs per Ounce	Q1	Q2	Q3	Q4	2008	2007	2006
(in $ thousands)
Operating costs	$16,869	$18,121	$17,025	$16,590	$68,605	$57,839	$2,436
By-product silver sales	($147)	($158)	($89)	($92)	($486)	($392)	-
Total cash costs – Cdn $	$16,722	$17,963	$16,937	$16,498	$68,119	$57,447	$2,436
Divided by average Bank of Canada Cdn$/US$ exchange rate	1.00	1.00	1.04	1.21	1.07	1.08	1.15
Divided by ounces of gold sold	39,611	41,217	40,228	38,348	159,404	160,600	6,882
Total cash costs per ounce of gold – US$	$422	$436	$405	$356	$399	$331	$308

Aurizon Mines Ltd.

CALCULATION OF OPERATING PROFIT MARGIN PER OUNCE

Operating profit margin per ounce is a non-GAAP measure, and is calculated by subtracting the total cash costs per ounce from the average realized gold price.  For 2008, the average realized gold price was $847 less total cash costs of $399 for an operating profit margin of $448, compared to an average realized gold price of $696 less total cash costs of $331 for an operating profit margin of $365 in 2007.

Expenses

Administrative and general costs increased to $10.9 million, compared to $8.5 million in 2007, of which $4.0 million (2007 - $3.5 million) is related to stock based compensation costs charged to operations. The significant increase in the Company’s share price over the past three years has contributed to the increase in the stock based compensation costs.  Excluding these non-cash stock option grant charges, general and administrative costs were $6.9 million in 2008, compared to $5.0 million in 2007.

In 2008, exploration activities at the Company’s two Quebec based exploration projects resulted in $11.4 million being charged to operations, which is net of $2.0 million of Quebec government assistance.  At Joanna, over 134,000 metres of drilling and preliminary pit optimization studies and mine designs were completed at a cost of $11.9 million.  At Kipawa, regional sampling and geophysical programs were conducted at a cost of $1.0 million and general exploration costs totalled $0.5 million.

In 2007, $5.2 million of exploration activities at the Company’s two Quebec based exploration projects was charged to operations, which is net of $1.9 million of Quebec government assistance.  At Joanna, over 46,000 metres of drilling and a compilation of mineral resource estimates were completed at a cost of $5.7 million. At Kipawa, regional sampling and geophysical programs were conducted at a cost of $1.2 million and general exploration costs totalled $0.3 million.

Interest costs associated with the project loan facility dropped to $2.7 million from $4.9 million in 2007, as a result of principal repayments totalling $39.8 million during 2008 together with declining interest rates throughout the year.

A non-cash charge of $10.6 million was recorded in 2008 in respect of unrealized derivative losses compared with a $6.0 million loss in 2007.  The $10.6 million charge to operations represents the increase in the net unrealized derivative liabilities of $14.8 million at the end of 2007 to $25.4 million at the end of 2008.  There are no margin requirements with respect to these derivative positions.

Capital taxes for 2008 totalled $0.4 million, compared to $0.8 million in 2007.

Other income totalling $6.2 million comprised a $4.0 million recovery of takeover defense costs incurred in 2006, interest income of $1.7 million and royalty income of $0.5 million. Interest income declined to $1.7 million from $1.9 million in 2007, primarily as a result of declining interest rates.  Royalty income from the Beaufor mine operated by Richmont Mines provided $0.5 million in 2008 compared to $0.4 million in 2007.

Income and resource taxes in 2008 totalled $6.6 million, of which $1.3 million are current Quebec mining taxes and $5.3 million are related to future income and mining taxes owing based on differences between the tax and accounting bases.  Provincial income taxes have not been applied as Aurizon has unrecognized provincial future income tax assets.

In 2007, the Company recorded a net future income tax recovery of $1.3 million, of which $3.5 million relates to a future income tax recovery in respect of a flow through financing, reduced by a $2.2 million future federal income tax expense.  Provincial tax rates have not been applied as Aurizon has unrecognized provincial future income tax assets against which the income is applied.  A future income tax recovery in respect of the flow through financings has been recorded as the Company has unrecognized future tax assets and the taxable temporary differences relating to flow through financings are expected to reverse during the loss carry forward period.

Aurizon Mines Ltd.

Summary of Quarterly Results and Fourth Quarter Review

(in thousands of dollars, except per share data)					Year Ended
2008	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	2008
Revenue	$35,134	$36,299	$35,502	$37,517	$144,452
Operating costs	16,869	18,121	17,025	16,590	68,605
Administrative and general costs	2,569	3,313	1,866	3,182	10,929
Exploration costs	2,272	2,906	3,133	3,116	11,426
Unrealized derivative (gains) losses	9,922	(1,680)	(3,451)	5,794	10,586
Net Earnings (Loss)	(3,776)	5,643	7,108	(4,054)	4,921
Earnings (Loss) per share – basic and diluted	(0.03)	0.04	0.05	(0.03)	0.03
2007	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	2007
Revenue	23,051	26,684	36,092	33,333	$119,160
Operating costs	12,686	12,824	14,859	17,470	57,839
Administrative and general costs	1,263	3,269	1,779	2,176	8,487
Exploration costs	1,182	1,048	1,328	1,684	5,242
Unrealized derivative (gains) losses	609	(8,669)	3,787	10,312	6,039
Net Earnings (Loss)	5,127	8,229	2,445	(6,450)	9,351
Earnings (Loss) per share - Basic and diluted	0.04	0.06	0.02	(0.04)	0.06

In the fourth quarter of 2008, Aurizon incurred a net loss of $4.1 million, or ($0.03) per share, compared to a loss of $6.5 million, or ($0.04) per share, in the same period of 2007.  Operating results were impacted by non-cash derivative losses of $4.7 million and foreign exchange gains of $0.7 million, on an after tax basis.  After adjusting for these items, the net loss for the quarter was $0.1 million, or $0.00 per share, compared to adjusted net earnings of $1.6 million, or $0.01 per share in the four quarter of 2007.

Mine sequencing of lower grade ore in the fourth quarter of 2008, compensated by higher ore throughput, resulted in gold production of 38,363 ounces of gold compared to 37,007 ounces in the same quarter of 2007.  Revenue from Casa Berardi operations totalled $37.5 million in the fourth quarter of 2008 from the sale of 38,348 ounces of gold, compared to revenues of $33.3 million from the sale of 44,000 ounces of gold in the same period of 2007.  In the fourth quarter of 2007, gold sales exceeded mine production by 6,993 ounces due to a drawdown of gold inventories.

In the fourth quarter of 2008, the average realized gold price was US$793 per ounce and the average Cad/US exchange rate was 1.23.  Included in the average realized gold price are 5,864 ounces sold at an average price of US$834 per ounce from the exercise of call options.  In the same period of 2007, the average realized gold price was US$770 per ounce and the average Cad/US exchange rate was 0.98.

Aurizon Mines Ltd.

Total cash costs in the fourth quarter of 2008 declined to US$356 per ounce compared to US$397 per ounce in the fourth quarter of 2007, primarily the result of a significantly weakening of the Canadian dollar against the US dollar.

The average Cad/US dollar exchange rate in the fourth quarter of 2008 was 1.21, compared to 0.98 in the same period of 2007.  Unit operating costs in the fourth quarter of 2008 were $105 per tonne, matching the average rate for the full year and compared to $102 per tonne in the fourth quarter of 2007.

Operating profit margins in the fourth quarter of 2008 increased 17% to US$437 per ounce compared to US$373 per ounce in same period of 2007, due primarily to the weaker Canadian dollar.

Cash flow from operating activities totalled $12.8 million in the fourth quarter of 2008, compared to $12.0 million in the same period of 2007.  Capital expenditures in the fourth quarter of 2008 totalled $9.0 million.

In the fourth quarter of 2008, $26.3 million was released from the restricted accounts as a result of achieving the project debt facilities operating performance benchmarks.  The Company is required to maintain a restricted cash balance at least equivalent to the principal and interest due in the following six months, which as at December 31, 2008 totalled $9.0 million.  As at December 31, 2008, restricted cash balances totalled $21.2 million.

Cash Flow

Operating Activities

Cash flow from operating activities in 2008 rose 35% to $60.3 million from $44.7 million as higher realized gold prices resulted in a 23% increase in operating profit margins.  The operating profit margin in 2008 was US$448 per ounce compared to US$365 per ounce in 2007.  Gold production in 2008 totalled 158,830 ounces, almost matching the prior year’s production of 159,469 ounces.

Investing Activities

Aggregate investing activities resulted in cash outflows of $14.7 million, compared to $25.9 million in 2007.  Capital expenditures totalled $28.0 million in 2008, of which $27.4 million was on sustaining capital and exploration at Casa Berardi.  In 2007, $17.4 million of capital expenditures were incurred, of which $16.9 million was incurred at Casa Berardi.

(in $ thousands)	2008	2007
Capital Expenditures by project:	$	$
Casa Berardi:
Exploration & feasibility studies	5,888	2,894
Underground development	14,335	7,139
Property, plant and equipment	7,192	6,830
Total Casa Berardi expenditures	27,415	16,863
Other:
Mineral property acquisitions	275	364
Property, plant and equipment	308	130
Total	583	17,357
Represented by:
Property, plant & equipment	7,500	6,960
Mineral properties	20,498	10,397
Total	27,998	17,357

Aurizon Mines Ltd.

In 2008, capital investments at Casa Berardi totaling $27.4 million included:

▪

Underground infrastructure required for the start up of Lower Inter Zone including ventilation, safety exits, pulp backfill distribution system and ore chutes.

▪

Improvement to the road access.

▪

 Adjustments to the cement plant to support future production from the Northwest and Lower Inter zones.

▪

Improvement of the existing underground mobile equipment fleet including scoops, trucks, and automatic bolting machine.

▪

Addition of underground electrical substations.

▪

Adjustment to piping for dewatering pumping system, including excavations for the pump room.

▪

1,600 metres of ramping, 2,400 metres of drifting and 500 metres of raising.

▪

12,000 metres of definition drilling within the 113 Zone.

▪

18,000 metres of exploration and infill drilling, including 14,000 metres of underground drilling and 4,000 metres of surface drilling.

In 2007, capital investments at Casa Berardi totaling $16.9 million included:

▪

Construction and installation of Geho pumping system, including excavations for the pump room, waste water silo and service raise; installation of the high pressure pipe line in the 280 metre track drift; rehabilitation of the 280 metre track drift to the East Mine shaft; and the mechanical and electrical installation of the pumps.

▪

Construction of the surface infrastructures for the backfill/exhaust raises were completed in the first quarter of 2007.

▪

Construction of a fuel bay and related infrastructure at the 690 metre level.

▪

Upgrading of the ramp primary ventilation system.

▪

Foundations constructed for a second cement silo.

▪

Construction of the cement distribution system at the 200 metre level.

▪

Raising of the tailings pond walls to increase its capacity.

▪

898 metres of ramping and 3,875 metres of drifting.

▪

177 definition drill holes totalling 8,779 metres of definition drilling within the 113 Zone and 33 holes totalling 3,182 metres within the Lower Inter Zone.

▪

24,012 metres of exploration drilling, including 8,473 metres of underground drilling and 15,539 metres of surface drilling.

Aurizon Mines Ltd.

In accordance with the terms of the project debt facility, restricted cash accounts are maintained for Casa Berardi’s operations. These restricted cash balances decreased by $10.5 million in 2008 as a result of the release of $26.3 million to the Company’s general account after achieving the project debt facilities operating performance benchmarks; cash flow from Casa Berardi operations net of sustaining capital; principal debt repayments of $39.8 million and interest charges on the debt.

In 2007, these restricted cash balances increased by $12.3 million as a result of cash flow from Casa Berardi operations net of sustaining capital; a principal debt repayment of $4.4 million; interest charges on the debt; and the release of $19.2 million to the Company’s general account.

In 2008, Aurizon received $1.1 million (2007 - $1.4 million) in refundable tax credits relating to certain eligible exploration expenditures.  Aurizon also received provincial refundable mining duties totalling $2.2 million and $2.5 million in 2008 and 2007, respectively.

Site reclamation deposits totalling $158,000 were required in 2008 for future site reclamation obligations.  In 2007, payments totalling $95,000 were made.

Financing Activities

In 2008, project debt principal repayments totalling $39.8 million were made (2007 - $4.4 million), representing 54% of the $73.5 million original drawn amount on the debt facility in 2006.

In 2008, the exercise of 1,337,350 stock options at a weighted average price of $1.98 per share provided $2.7 million.

In 2007, the exercise of 412,900 stock options at a weighted average price of $1.97 per share provided $0.8 million.

Aurizon’s aggregate operating, investing and financing activities during 2008 resulted in a net $9.5 million increase in its cash balances compared to a net increase of $15.4 million in 2007.

Balance Sheet

As at December 31, 2008, cash and cash equivalents stood at $34.3 million, compared to $24.8 million in 2007.  In addition, restricted cash balances in respect of the Casa Berardi debt facility totalled $21.2 million at December 31, 2008 compared to $31.8 million in 2007.

At the end of 2008, Aurizon had working capital of $24.1 million compared to $32.2 million at the end of 2007.  Included in current liabilities are two principal debt payments due in March and September 2009, totaling $21.0 million, compared to principal payments of $25.8 million included in current liabilities at the end of 2007.  Also included in current liabilities at December 31, 2008 are non-cash derivative liabilities totaling $13.7 million compared to $4.8 million at the end of 2007.

Long term debt at December 31, 2008 totalled $9.4 million of which $8.2 million is project debt and $1.2 million is refundable government assistance.  As at December 31, 2007, the Company had long term debt totaling $44.9 million.

Asset retirement obligations at December 31, 2008 increased to $20.9 million compared to $2.6 million as a result of soil characterization studies conducted in 2008 and new environmental guidelines set out by the provincial and federal authorities.  The new soil characterization studies at Casa Berardi indicate arsenic levels in the tailings pond exceed the new maximum acceptable levels set by government authorities.  The new restoration cost estimate reflects the Company’s commitment to restore the mine site to a state that complies or exceeds all government standards.  This revision will require a significant increase in the future funding of Aurizon’s site reclamation deposits.

Aurizon Mines Ltd.

In February 2008, an amendment to the debt facility allowed the modification of certain operating performance benchmarks at Casa Berardi, which extended the date of achieving these parameters from January 31, 2008 to September 30, 2008, and provided that an additional principal payment totalling $15.0 million be made on March 31, 2008.  Principal payments on the project debt totaled $39.8 million in 2008.  All principal repayments may be paid from the restricted cash accounts, preserving the Company’s free cash balances.  Based upon the amended terms of the project debt facility, the principal repayment amounts and dates are as follows:

Remaining principal repayments on debt:
$ millions
March 31, 2009	$8.2
September 30, 2009	$12.8
March 31, 2010	$8.2
Total payments	$29.2

As at the date of this report, Aurizon had 148,417,482 common shares issued and outstanding.  In addition, 8.2 million incentive stock options are outstanding that are exercisable into common shares at an average price of $3.54 per share.

Related Party Transactions and Off-Balance Sheet Arrangements

The Company has no related party or off-balance sheet arrangements to report.

Aurizon Mines Ltd.

Contractual and Other Obligations

The Company’s contractual and other obligations as at December 31, 2008 are summarized as follows:

(in $ thousands)	Total	Less than 1 year	2 – 3 years	More than 3 years
	$	$	$	$
Long-term debt	30,120	21,779	8,421	-
Environment and reclamation	30,509	221	284	30,004
Mineral Property acquisition & work commitments	3,150	850	2,300	-
Hydro distribution line	983	328	655	-
Government assistance	1,973	600	1,373	-
Capital leases	142	77	65	-
Head office lease	221	110	111	-
	67,098	23,965	13,129	30,004

Financial Instruments

The Company may, from time to time, use foreign exchange contracts to protect exchange rates for a portion of its future foreign exchange transactions.  Gold is quoted and sold in U.S. dollars on world markets whereas the Company’s operating and capital expenditures are denominated in Canadian dollars.  As a result, the Company’s future revenue streams and its profitability are subject to foreign exchange risk.  By protecting rates to convert U.S. dollars to Canadian dollars at fixed prices, the Company reduces its exposure to currency fluctuations.  Other than the gold put/call option contracts required in 2006 by the project debt facility, the Company is not using forward sale contracts, or other derivative products, to protect the price level of its future gold sales, thereby providing full exposure to commodity price risk.

In February 2006, as a condition of the $75 million project debt facility, Aurizon entered into certain gold and currency price protection contracts that mitigate adverse price movements in the underlying security.  Accordingly, to provide the lenders downside price protection, the Company purchased gold put options that provide the Company the right but not the obligation to deliver gold at a price of US$500 per ounce over a period from January 2007 to September 2010 and paid for these puts by selling an equal number of call options over the same period that are exercisable by the purchaser at varying prices.  The Company also entered into currency forward contracts that match the principal repayment dates of the debt facility.

Aurizon Mines Ltd.

The Company had the following derivative positions at December 31, 2008:

	2009	2010	Total
Gold
US$500 put options purchased – ounces	84,842	65,814	150,656
Call options sold - ounces	84,842	65,814	150,656
Average strike price per ounce	US$882	US$908	US$893
Canadian–U.S. dollar (in $ thousands)
Forward sales contracts – Cad$	$39,825	$18,600	$58,425
Average exchange rate	1.11	1.11	1.11

As at December 31, 2008, the Company has gold call option contracts, which allow the Company to sell its gold production at spot market prices up to the average call option prices of US$882 per ounce in 2009, rising to US$908 per ounce in 2010.  If gold prices exceed these levels, approximately 50% of planned production, over the remaining twenty one month term of the options, can be sold at the higher prevailing prices.  There are an equal number of gold put options with the same expiries which provides the Company the right, but not the obligation, to sell its gold production at US$500 per ounce.

The Company also has US$36 million of foreign exchange contracts that convert to $39.8 million Canadian dollars at an average exchange rate of 1.11 in 2009 and a further US$16.7 million that convert at the same rate in 2010 into $18.6 million Canadian dollars.

As at December 31, 2008, the net unrealized mark-to-market loss of the gold derivative positions totalled $19.8 million and the currency derivative losses totalled $5.6 million for a total unrealized derivative loss of $25.4 million.  This is a $10.6 million increase from the $14.8 million derivative loss position as at the end of 2007 and has been charged to operations.  There are no margin requirements with respect to these positions.

Foreign exchange and commodity risk management described above provide more certainty as to the prices the Company will receive for its products in Canadian dollars.  Accordingly, to the extent outlined by the aforementioned contracts, the Company may not participate fully in rising commodity prices and may not achieve average market prices.  The Company limits its counterparties in these transactions to major financial institutions, but cannot completely eliminate counterparty risk associated with these transactions.

Adoption of New Accounting Standards and Recent Pronouncements

Effective January 1, 2008, the Company adopted the following new accounting standards issued by the CICA:

Capital disclosures and financial instruments – disclosures and presentation

On December 1, 2006, the CICA issued three new accounting standards which became effective January 1, 2008: Handbook Section 1535, “Capital Disclosures”, Handbook Section 3862, “Financial Instruments – Disclosures”, and Handbook Section 3863, “Financial Instruments – Presentation”.  Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.  Sections 3862 and 3863 replace Handbook Section 3861, “Financial Instruments – Disclosure and Presentation”, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements.  The new sections require entities to provide disclosure of

Aurizon Mines Ltd.

quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks.  Management has evaluated the impact of these new accounting standards and the necessary disclosures are provided in note 18 of the financial statements for the year ended December 31, 2008.

General standards on financial statement presentation

CICA Handbook Section 1400, “General Standards on Financial Statement Presentation”, has been amended to include requirements to assess an entity’s ability to continue as a going concern. The standard requires that management make an assessment of a company’s ability to continue as a going concern and to use the going concern basis in the preparation of the financial statements unless management either intends to liquidate the company or to cease trading, or has no realistic alternative but to do so.  When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon a company’s ability to continue as a going concern, those uncertainties should be disclosed.

Inventories

CICA Handbook Section 3031, “Inventories”, replaces Section 3030, establishing standards for the measurement and disclosure of inventories.  The standard requires inventories to be measured at the lower of cost and net realizable value.  It provides guidelines on determining cost and requires the reversal of a previous write-down when the value of inventories increases.  Management evaluated the impact of this new accounting standard and the adoption had no impact on its financial statements for the year ended December 31, 2008.

Goodwill and intangible assets

CICA Handbook Section 3064, “Goodwill and Intangible Assets”, replaces Section 3062, “Goodwill and Other Intangible Assets,” and CICA Section 3450, “Research and Development Costs,” and EIC-27, “Revenues and expenditures during the pre-operating period”. The Standard reinforces the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarifies the application of the concept of matching revenues and expenses such that the current practice of recognizing assets that may not meet the definition and recognition criteria are eliminated.  This new standard also provides guidance for the treatment of pre-production and start-up costs and requires that these costs and related revenues be reflected in earnings.

The Standard is to be applied to annual and interim financial statements beginning on or after October 1, 2008, while earlier adoption was encouraged. The Company elected to early-adopt Section 3064, effective January 1, 2008. The Company’s Casa Berardi mine was in pre-production in the fourth quarter of 2006 and accordingly, 2006 and 2007 results have been retrospectively restated.  The adoption of this new standard resulted in an increase in net earnings of $3.8 million and $0.7 million, in 2007 and 2006, respectively.

International Financial Reporting Standards (IFRS)

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS in replacement of Canadian Generally Accepted Accounting Principles for interim and year end financial statements relating to fiscal years beginning on or after January 1, 2011, with early adoption permitted.  This transition will require the Company to present its March 31, 2011 financial statements under IFRS, with restated comparative information presented.  The conversion to IFRS will impact the Company’s accounting policies, information technology, and financial reporting systems which include internal controls over financial reporting, data systems, and disclosure controls and procedures.  The transition may also impact certain business processes, contractual agreements, debt covenants and compensation arrangements.

Aurizon Mines Ltd.

In the fourth quarter of 2008, the Company commissioned a third party service provider to assist management in preparing a diagnostic of the key elements of the transition to IFRS that will impact the Company’s financial statements.  During the second quarter of 2009, the Company will assess specific elements affecting the transition and complete a transition plan:

•

Nomination of a project manager and creation of a multi-disciplinary conversion team;

•

Assessment of impact to key components of the financial statements;

•

Determination of resource requirements (human, financial, and physical);

•

Creation of a detailed project plan with timelines and key milestones.

Subsequent to the creation of the IFRS implementation team, the Company expects to determine specific impacts to financial reporting prior to the end of the third quarter of 2009.  This assessment shall be instrumental in determining the approach required for record keeping in 2010, the first year for which IFRS shall apply as comparative information in the 2011 financial statements.

The Company’s Audit Committee is overseeing the conversion project and holds Management accountable for a successful IFRS transition.  The Company will continue to communicate progress of this conversion in its upcoming quarterly reports.

Aurizon Mines Ltd.

Outlook

Casa Berardi enters its third year of commercial operations in 2009 following the re-commencement of operations in November 2006.

All of the favourable conditions for gold stated in last year’s outlook remain the same.  Investment demand for gold is very strong as a result of turmoil in the financial markets resulting from the U.S. sub-prime mortgage meltdown, massive world-wide deficit spending, government bailouts of the banking system and other distressed industries, and expectations of continued low interest rates to avert a deep U.S. recession, are raising fears of future inflationary pressures in the world economies.  The rapid rise in the price of gold has recently resulted in a dramatic decrease in jewelry demand and increase in scrap gold sales; however this may stabilize as consumers become accustomed to the higher price.  On the supply side, a lack of new gold discoveries to replace closures, continued depletion of existing ore bodies, power shortages and work force issues in South Africa, and significant capital cost escalations for new projects are likely to dampen future gold production.

Based upon the 2009 mine plan, it is estimated that Casa Berardi will produce approximately 150,000 – 155,000 ounces of gold at an estimated total cash cost of US$390 per ounce, using a Cad$/US$ exchange rate of 1.20.  This compares to the gold production of 158,830 ounces and a total cash cost of US$399 in 2008 at an average Cad$/US$ exchange rate of 1.07.  On-site mining, milling and administrative costs are expected to average $108 per tonne.

The average daily mine production is estimated at 1,800 tonnes per day in 2009, in line with 2008.  Ore grades are expected to average 7.9 grams per tonne compared to the 8.2 grams per tonne achieved in 2008.  Approximately 60% of the ore production will come from Zone 113, 30% from the recently developed Lower Inter Zone and the balance from smaller zones and development material.

Based upon 153,000 ounces of gold production for 2009 and using the gold price and exchange rates as at December 31st, 2008, the sensitivity of the Company’s cash flow to a 10% movement in either component is as follows:

	Dec 31, 2008 price & exchange rates	10% Variance	Impact on Cash Flow ($ thousands)
Gold price increases	US$870	$87	(1)$10,336
Gold price declines	US$870	($87)	($15,932)
Cdn/US dollar exchange rates:
▪ Canadian dollar weakens	1.225	0.1225	(2)$11,925
▪ Canadian dollar strengthens	1.225	(0.1225)	(2)($11,949)

(1) Call options, related to the Company’s project debt facility, were sold on 84,842 ounces of gold that are exercisable at an average price of US$882 per ounce in 2009, representing approximately 55% of 2009 planned gold production, thereby limiting full participation of gold prices above US$882 per ounce.

(2) Including impact of Cad$39.8 million of foreign exchange contracts at 1.11 in 2009.

As of early March 2009, gold prices are above US$925 per ounce while the Canadian dollar has weakened against the US dollar to 1.28.

Aurizon Mines Ltd.

Containment of mine site operating costs will continue to be a challenge in 2009 despite a recent easing of cost pressures due to the rapid economic slowdown.  The cost of labour continues to rise while material costs are starting to level off or decline modestly.  Any additional ground support costs necessitated by poor ground conditions or lower productivities would negatively impact operating costs.

In accordance with the terms of the project debt facility, the Casa Berardi mine is required to meet certain financial covenants, as stipulated by the lenders.  The Company expects to meet or exceed these covenants in 2009.

Principal debt re-payments totalling $21.0 million will be made from the Company’s restricted cash accounts in 2009, resulting in residual project debt of $8.2 million by the end of 2009.

Sustaining capital expenditures at Casa Berardi are estimated to be $13.0 million in 2009, primarily for the development of the upper and lower portions of Zone 113 and of the Lower Inter Zone.  An additional
$6.9 million is planned for infrastructure and equipment improvements.

Casa Berardi

At Casa Berardi, exploration will focus on the completion of the exploration drift at the 810 metre level of the West mine, and approximately 14,000 metres of drilling, to test the depth extension of Zone 113 and the continuity and extension of Zones 118 and 123-South.

In addition, approximately 21,000 metres of infill drilling will be performed on the north and upper limits of the Lower Inter Zone, the eastern part of Zone 113, and Zones 109 and 115.

A total of $8.5 million will be initially invested at Casa Berardi in 2009, including $3.5 million on underground development and infrastructure, and $5.0 million on approximately 35,000 metres of underground drilling.

In addition, Aurizon intends to complete a feasibility study on mining the crown pillar of the East Mine and a preliminary technical assessment study on mining the upper portion of the Principal zones, both by open pit mining.

Joanna

At Joanna, infill drilling of the Hosco deposit has been completed and independent consultants are currently working on a pre-feasibility study, together with a preliminary economic assessment on the Heva deposit.  The studies are anticipated to be completed in the third quarter, 2009.

In 2009, approximately $1.5 million will be initially invested to perform approximately 10,000 metres of drilling focused on the following:

a)

Possible eastern extension of the Hosco deposit on the recently optioned Alexandria property.

b)

Testing for potential higher grade gold mineralization in the down dip extension of the Hosco deposit below 500 metres.

c)

Exploration targets north of the existing mineral resources.

Kipawa

At Kipawa, future work programs will be developed to identify the source of gold values previously discovered in glacial till.

Aurizon Mines Ltd.

Critical Accounting Estimates

The preparation of the Company’s financial statements requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses.

Reserves and Resources

The most critical accounting estimates, upon which the Company’s financial statements depend, are those requiring estimates of proven and probable reserves and resources, recoverable ounces therefrom, and assumptions of operating costs and future gold prices.  Such estimates and assumptions affect the potential impairment of long-lived assets and the rate at which depreciation, depletion and amortization are charged to earnings.  In addition, management must estimate costs associated with mine reclamation and closure costs.

The Company records mineral property acquisition costs and mine development costs at cost.   A significant portion of the Company’s property, plant and equipment and mine development costs will be depreciated and amortized on a unit-of-production basis.  Under the unit-of-production method, the calculation of depreciation, depletion and amortization of property, plant and equipment and mine development costs is based on the amount of reserves expected to be recovered from each location.

The process of estimating quantities of gold reserves is complex, requiring significant decisions in the evaluation of all available geological, geophysical, engineering and economic data.  The data for a given orebody may also change substantially over time as a result of numerous factors, including, but not limited to, additional development activity, production history and the continual reassessment of the viability of orebodies under various economic conditions.  A material revision to existing reserve estimates could occur because of, among other things: revisions to geological data or assumptions; a change in the assumed gold prices; and the results of drilling and exploration activities.

Recoverable Values

If estimates of reserves prove to be inaccurate, or a mining plan changes due to reductions in the price of gold or otherwise, resulting in a reduction in the reserves expected to be recovered, the Company could be required to write-down the recorded value of its plant and equipment and mine development costs, or to increase the amount of future depreciation, depletion and amortization expense, both of which would adversely affect the Company’s earnings and net assets.

Asset Retirement Obligations

The Company has an obligation to reclaim its properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with existing reclamation standards.  These estimated costs are recorded as a liability at their fair values in the periods in which they occur, and at each reporting period, are increased to reflect the interest element (accretion expense) considered in the initial fair value measurement of the liabilities.  If the estimate of reclamation costs proves to be inaccurate, the Company could be required to increase the provision for site closure and reclamation costs, which would increase the amount of future reclamation expense per ounce, resulting in a reduction in the Company’s earnings and net assets.

During the year, the Company recognized a change in estimate of site closure and reclamation costs as a result of soil characterization studies conducted in 2008 and new environmental guidelines set out by the provincial and federal authorities.  Assumptions used in determining the Company’s obligation at December 31, 2008 include an annual inflation rate of 2%, a 10% market risk factor, and a discount rate of 4.4%.

Aurizon Mines Ltd.

Stock Based Compensation

The Company uses the Black-Scholes option pricing model to determine the fair value of awards for stock options granted to employees, officers and directors.  The primary estimates impacting fair value of stock options are the volatility of the share price and the expected life of the stock options. These estimates are based on historical information and accordingly cannot be relied upon to predict future behaviour.

Risks and Uncertainties

The following is a brief discussion of those distinctive or special characteristics of Aurizon’s operations and industry, which may have a material impact on, or constitute risk factors in respect of Aurizon’s financial performance.

Mining Risks and Insurance

The business of gold mining is subject to certain types of risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected changes to rock formations, changes in the regulatory environment, cave-ins and flooding and gold bullion losses.  Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability.  Any payments made with regards to such liabilities may have a material adverse effect on Aurizon’s financial performance and results of operations.  The Company carries insurance to protect itself against certain risks of mining and processing to the extent that is economically feasible but which may not provide adequate coverage in all circumstances.

Uncertainty of Mineral Reserves

Mineral reserves and mineral resources are estimates of the size and grade of deposits based on limited sampling and on certain assumptions and parameters.  No assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery of gold will be realized.  The ore grade actually recovered by the Company may differ from the estimated grades of the mineral reserves and mineral resources.  Prolonged declines in the market price of gold may render mineral reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce the Company’s reserves. Should such reductions occur, the Company could be required to take a material write-down of its investment in mining properties or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow. Market price fluctuations of gold, as well as increased production costs or reduced recovery rates, may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and may ultimately result in a restatement of mineral resources.  Short-term factors relating to mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may impair the profitability of a mine in any particular accounting period.

The Company adjusts its mineral reserves annually by the amount extracted in the previous year, by the additions and reductions resulting from new geological information and interpretation, actual mining experience, and from changes in operating costs and metal prices.  Mineral reserves are not revised in response to short-term cyclical price variations in metal markets.

Replacement of Mineral Reserves

There are a number of uncertainties inherent in any program relating to the location of economic mineral reserves, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities and the appropriate financing thereof.  Accordingly, there can be no assurance that the Company’s programs will yield new mineral reserves to replace mined reserves and to expand current mineral reserves.

Aurizon Mines Ltd.

Government Permits

Continuation of production at Casa Berardi and the potential development of the Joanna project will require additional approvals, permits and certificates of authorization from different government agencies on an on-going basis.  Obtaining the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and may involve public hearings and costly undertakings on the part of the Company.  The duration and success of permitting efforts are contingent upon many variables not within the Company’s control.  Environmental protection permitting, including the approval of reclamation plans, could increase costs depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority.  There can be no assurance that all necessary permits will be obtained and, if obtained, that the costs involved will not exceed those previously estimated by the Company.  To date, the Company has been successful in obtaining the necessary permits.

Reclamation Obligations

Reclamation requirements may change and do vary depending on the location and the government regulatory body, but they are similar in that they aim to minimize long term effects of exploration and mining disturbance by requiring the operating company to control possible deleterious effluents and to re-establish to some degree pre-disturbance land forms and vegetation.  All of the Company’s operations are subject to reclamation, site restoration and closure requirements.  The Company calculates its estimates of the ultimate reclamation liability based on current laws and regulations and the expected future costs to be incurred in reclaiming, restoring and closing its operating mine sites.  It is possible that the Company’s estimate of its ultimate reclamation liability could change in the near term due to possible changes in laws and regulations and changes in cost estimates.

Labour Markets

Aurizon employs a number of technical personnel with a variety of relevant experience, education and professional designations and acquires other specialized skills and knowledge by engaging, on a contract basis, professionals in the geological, metallurgical, engineering, environmental and other relevant disciplines.  The Company endeavours to maintain attractive remuneration and compensation packages in order to attract and retain the required skilled, experienced personnel.

Contractors, under the supervision of Aurizon’s staff, are engaged to carry out the construction, underground mine development and diamond drill activities.  Significant and increasing competition for skilled miners exists and the loss of a mining contractor would be challenging for the Company.  However, as the Company engages several contractors for different mining disciplines, the Company believes that it is not dependent upon any one mining contractor, the loss of which would have a material adverse effect on the business of the Company.

Gold Price Volatility

The Company's results are highly sensitive to changes in the price of gold.  Gold prices fluctuate and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates, interest rates, global and regional political and economic crises and governmental policies with respect to gold holdings by central banks.  The demand for and supply of gold affects gold prices but not necessarily in the same manner as demand and supply affect the prices of other commodities.  The supply of gold consists of a combination of mine production and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.  The demand for gold consists primarily of jewelry and investment demand.

Aurizon Mines Ltd.

Financing of Exploration Programs

There are mineral reserves on the Company’s Casa Berardi property, but Aurizon intends to carry out further exploration on this property with the objective of establishing additional economic mineral reserves.  Exploration for minerals is a speculative business necessarily involving a high degree of risk.  It is not known if the expenditures to be made by the Company on its mineral properties will result in discoveries of additional commercial mineral reserves.  If the Company’s efforts are not successful at individual properties, the expenditures at those properties will be written off.  If the Company’s exploration programs are successful, additional funds may be required for the development of economic mineral reserves in order to achieve commercial production.  In addition, the exploration and development of the Company's properties may depend upon its ability to obtain financing through the joint venturing of projects, sale of property interests, debt financing, equity financing or other means.  There is no assurance that the Company will be successful in obtaining the required financing on commercially reasonable terms, or at all.  The inability of the Company to obtain necessary financing could have a material adverse effect on the Company’s ability to explore and develop its properties.

Forward-Looking Statements

This report contains “forward-looking statements”, including, but not limited to, statements regarding the Company’s expectations as to the market price of gold, strategic plans, future commercial production, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets and mineral reserve and resource estimates.  Forward-looking statements express, as at the date of this report, the Company’s plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results.  Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate.  Therefore, actual results and future events could differ materially from those anticipated in such statements and Aurizon Mines Ltd. assumes no obligation to update forward-looking information in light of actual events or results.  Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in Aurizon’s Annual Information Form filed with the  Securities Commission of the Provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/.

Aurizon Mines Ltd.

Disclosure Controls and Internal Control over Financial Reporting

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in the rules of the US Securities and Exchange Commission and Canadian Securities Administration, as at December 31, 2008.  Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed in reports filed or submitted by the Company under United States and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has used the criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of the Company’s internal control over financial reporting.  Based on this assessment, management has concluded that as at December 31, 2008, the Company’s internal control over financial reporting was effective.

The effectiveness of the Company’s internal controls over financial reporting as at December 31, 2008 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal controls over financial reporting during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.